February 2008
Pricing Sheet dated February 28, 2008 relating to
Preliminary Pricing Supplement No. 548 dated February 28, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities

PLUS due March 31, 2009 Based on the Performance of the Common Stock of Google Inc.
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – FEBRUARY 28, 2008
Issuer:	Morgan Stanley
Pricing date:	February 28, 2008
Original issue date:	March 6, 2008 (5 business days after the pricing date)
Maturity date:	March 31, 2009
Underlying shares	Shares of the common stock of Google Inc.
Issue price:	$10 per PLUS
Stated principal amount:	$10 per PLUS
Aggregate principal amount:	$3,050,000
Payment at maturity:
▪  If final share price is greater than initial share price,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
▪  If final share price is less than or equal to initial share price,
$10 x performance factor
This amount will be less than or equal to the stated principal amount of $10.

Maximum payment at maturity:	$12.80 (128% of the stated principal amount) per PLUS
Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	300%
Share percent increase:	(final share price – initial share price) / initial share price
Performance factor:	final share price / initial share price
Initial share price:	$473.82
Final share price:	The closing price of one share of the underlying shares times the adjustment factor, each as determined by the calculation agent on the valuation date.
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Valuation date:	March 27, 2009, subject to adjustment for market disruption events
Interest:	None
CUSIP:	61747W240
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per PLUS	$10	$0.125	$9.875
Total	$3,050,000	$38,125	$3,011,875
(1)  For additional information, see “Plan of Distribution” in the accompanying preliminary pricing supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement No. 548 dated February 28, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007    Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.